SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Adamas Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00548A 106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Gregory T Went

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,441,340(1)

	6.	Shared Voting Power 580,448(2)

	7.	Sole Dispositive Power 1,441,340(1)

	8.	Shared Dispositive Power 580,448(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,021,788(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 11.81%(4)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 1,428,000 shares subject to options exercisable within 60 days of December 31, 2014. Also includes 6,666 shares held by Gregory T Went Cust – Cora Went Under CA Uniform Transfers to Minors Act and 6,666 shares held by Gregory T Went Cust - Bridget Went Under CA Uniform Transfers to Minors Act (collectively the “Minor Custodianships”). Dr. Went is a custodian of the Minor Custodianships and, as such, holds sole voting and dispositive power with respect to all shares held by the Minor Custodianships.

(2)  Includes 80,000 shares held by Gregory T Went & Marjorie S Went ttees 2012 Irr Trust FBO Bridget Elise Went, 80,000 shares held by Gregory T Went & Marjorie S Went ttees 2012 Irr Trust FBO Cora Margaret Went, and 420,448 shares held by Gregory T Went & Marjorie S Went ttees Went Family Living Trust dtd 03/24/11 (collectively, the “Trusts”).  Dr. Went is a trustee of the Trusts and, as such, may be deemed to share voting and dispositive power with respect to all shares held by the Trusts.

(3)  Includes 1,428,000 shares subject to options exercisable within 60 days of December 31, 2014, 13,332 shares held by the Minor Custodianships, and 580,448 shares held by the Trusts.

(4)  The beneficial ownership percentage is based upon 17,125,780 shares of common stock, par value $0.001, of Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Company”), deemed issued and outstanding as of October 30, 2014 based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 4, 2014.

Item 1(a).	Name of Issuer: Adamas Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1900 Powell St, Suite 750 Emeryville, CA 94608

Item 2(a).	Name of Person Filing: Gregory T Went
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address for the principal business office of Gregory Went is: 1900 Powell St, Suite 750 Emeryville, CA 94608
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001
Item 2(e).	CUSIP Number: 00548A 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,021,788(5)
(b) Percent of class: 11.8(6)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,441,340(7)
(ii) Shared power to vote or to direct the vote: 580,448(8)
(iii) Sole power to dispose or to direct the disposition of: 1,441,340(7)
(iv) Shared power to dispose or to direct the disposition of: 580,448(8)

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

(5)  Includes 1,428,000 shares subject to options exercisable within 60 days of December 31, 2014, 13,332 shares held by the Minor Custodianships, and 580,448 shares held by the Trusts.

(6)  The beneficial ownership percentage is based upon 17,125,780 shares of common stock, par value $0.001, of Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Company”), deemed issued and outstanding as of October 30, 2014 based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 4, 2014.

(7)  Includes 1,428,000 shares subject to options exercisable within 60 days of December 31, 2014. Also includes 13,332 shares held by the Minor Custodianships.

(8)  Includes 580,448 shares held by the Trusts.

Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date

/s/Gregory T Went
Gregory T Went

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)